EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE NINE MONTHS ENDED	FOR THE TWELVE MONTHS ENDED
		SEPTEMBER 30, 2007	
Earnings from continuing operations	$ 68,045	$ 139,881	$ 151,016
Undistributed equity income from investees	27,678	97,466	83,615
Income taxes	30,077	63,187	66,314
Earnings from continuing operations before income taxes	$ 70,444	$ 105,602	$ 133,715
Fixed charges:			
Interest, long-term debt	$ 9,801	$ 29,833	$ 39,699
Interest, other (including interest on short-term debt)	3,461	10,479	13,572
Amortization of debt expense, premium, net	490	1,474	1,958
Portion of rentals representative of an interest factor	138	421	565
Total fixed charges	$ 13,890	$ 42,207	$ 55,794
Earnings from continuing operations before income taxes	$ 70,444	$ 105,602	$ 133,715
Plus: total fixed charges from above	13,890	42,207	55,794
Plus: amortization of capitalized interest	102	305	407
Earnings from continuing operations before income taxes and fixed charges	$ 84,436	$ 148,114	$ 189,916
Ratio of earnings to fixed charges	6.08 x	3.51 x	3.40 x
Total fixed charges from above	$ 13,890	$ 42,207	$ 55,794
Preferred stock dividends	17	462	892
Total fixed charges and preferred stock dividends	$ 13,907	$ 42,669	$ 56,686
Ratio of earnings to combined fixed charges and preferred stock dividends	6.07 x	3.47 x	3.35 x